0-49751

P.E. 10-1-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: **October, 2002**

02061785

NORSKE SKOG CANADA LIMITED
(Name of registrant)

700 West Georgia Street, 9th Floor
Pacific Centre, Vancouver,
British Columbia, Canada, V7Y 1J7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___ Form 40-F _X_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-______________

Exhibit index begins on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By: Valerie Seager
Name: Valerie Seager
Title: Corporate Secretary

Date: October 14, 2002

EXHIBIT INDEX

EXHIBIT 1

c0309
r f BC-Norske-PPWC-contract 10-10 0346
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business/News Editors:
PPWC Local 2 ratifies new contract with NorskeCanada

VANCOUVER, Oct. 10 /CNW/ - Employees represented by the Pulp, Paper and Woodworkers of Canada (PPWC) at NorskeCanada's Crofton division have voted 81 per cent in favor of a new five year collective agreement with the company.

The formal acceptance by PPWC Local 2, completes an unprecedented labor relations initiative launched by NorskeCanada to open up negotiations with its unionized employees eight months before the present agreements expire in 2003. Last month, the company and the Communications, Energy and Paperworkers Union of Canada (CEP) reached an agreement covering employees at all four NorskeCanada operations in BC after only a week of talks. Negotiations with the PPWC, which represents 650 employees in the company's Crofton pulp mill operation, were also completed in record time.

NorskeCanada's president and chief executive officer Russell J. Horner said the early agreements have already resonated positively with the company's customers.

"With five years of labor peace under our belts already and another five years assured moving forward, we've had a very positive response from customers who have traditionally limited their positions with us to guard against the possibility of labor disruptions," Horner said.

"The breakthrough that we've achieved together with the CEP and the PPWC bodes well for a mature relationship between the company and its unions - a relationship based on trust and mutual benefit," he said.

NorskeCanada is North America's third largest producer of groundwood printing papers, including lightweight coated paper, soft-nip calendered paper, directory paper, machine-finished hibrite paper and newsprint. In addition, the company produces market kraft pulp and containerboard. With four divisions located within 100 miles of each other on the south coast of BC, NorskeCanada has a combined annual capacity of 2.3 million tonnes of product. A Canadian public company, NorskeCanada's common shares trade on the Toronto Stock Exchange under the ticker symbol NS. The company is headquartered in Vancouver, British Columbia.

%SEDAR: 00000638E

-0- 10/10/2002

/For further information: Stu Clugston, VP, Corporate Affairs, (604) 654-4463/

(NS.)

CO: NorskeCanada
ST: British Columbia
IN: PAP
SU:

-30-

CNW 20:06e 10-OCT-02